FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

December 4, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX acquires Gold/Silver Property in Manhattan Mining District, Nye County,

 Nevada;  Drill Permitting underway on Ravin Molybdenum project

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada  from  MSM LLC, a Nevada corporation.   The property is located 40 miles north of the town of Tonopah, Nevada.

Historically, there has been more than 1,000,000 ounces of gold produced in the Manhattan mining district.   Recent production from the Manhattan mine (1974-1990), an open-pit operation. produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine, situated eight miles to the north, has produced more than 12,000,000 ounces of gold.  Recorded placer gold production from the district includes approximately 150,000 ounces from a major dredge operation, with small-scale lode mines having produced another 100,000 ounces.

The current exploration model suggests that deposits that will be found in the Manhattan District are related to the contact of the Manhattan Caldera Margin and structural intersections.  Gold is also related to the Cambrian-Ordivician Age sedimentary rocks along the five mile long by one mile wide zone of the Caldera.

Preliminary assays from one of the outcrops sampled on the East Manhattan Wash property have returned values from 0.054 to 1.01 ppm Au.  Assays are pending for the remaining samples, with panning of the samples having revealed “free gold” in some of the samples.  Additional land has been staked along the North and South sides of the original EMW claims.  The EMW claims offer the opportunity to find high grade gold deposits within a well known mineralized province. Underground deposits found here will be in the 0.5 opt gold range and higher.  Conversely, open pittable deposits will be in the 0.05 opt gold range, which is currently being mined at Kinross Gold’s Round Mt. deposit.

The terms of the Option Agreement with EMW L.L.C. are as follows:

Date

Payment Amount

Upon execution of this Agreement

$28,000 (U.S.)

First anniversary of Effective Date

$20,000 (U.S.)

Second anniversary of Effective Date

$25,000 (U.S.)

Third anniversary of Effective Date

$40,000 (U.S.)

Fourth anniversary of Effective Date

$50,000 (U.S.)

Fiifth anniversary of Effective Date

$100,000 (U.S.)

The EMW Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

There are no historic reports on the project available to MAX.  This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

Ravin molybdenum/tungsten project update

MAX has begun drill permitting on its recently acquired Ravin molybdenum/tungsten property in Lander County, Nevada, which was announced September 10, 2007.

The Ravin Property had previously been explored by Union Carbide, Houston Oil and Minerals and Freeport during the late 1970’s and early 1980’s. The property is comprised of 162 claims located 20 miles north of the town of Austin, Nevada.  Strong surface molybdenum and tungsten mineralization occurs within Cambrian sediments which have been intruded by two separate Cretaceous granitic to quartz monzonite plutons.  The Raven Pluton is the largest and crops out over an area of about 2 square miles.  The smaller Cadro Pluton crops out over a ½ square mile area in the northwest part of the project.  The Cadro Pluton appears to be responsible for a majority of the hydrothermal alteration and molybdenum mineralization seen on the project.

Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and the best intercept encountered was 40 feet of 0.66% MoS2.

Freeport optioned the property in 1981 and drilled 17 rotary and core holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units. The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization, with drill hole RW 90-7 reporting 250 feet of 0.105% MoS2 beginning at 100 feet from surface.

Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of he original assay sheets are available.  During the last few months, MAX has been able to locate a number of the previous drill holes on the property and is preparing to file a drill permit with the Bureau of Land Management for a 11 hole, 11,000        foot  diamond drill program designed to confirm the previous work and expand the zones of known mineralization.    A map of the Ravin property indicating the location of historic drill holes is now available on our web site at www.maxresource.com.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Arizona, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

December 5, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Contact Financial retained for Investor Relations Services

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that it has retained Contact Financial Corp. to provide investor relations services to the Company, subject to acceptance for filing by the TSX Venture Exchange. The principals of Contact Financial are Kirk Gamley and Karl Kottmeier.

Contact Financial has been retained for a minimum three month term at $8,000 per month, plus reimbursement of approved expenses.   MAX has also agreed to grant 200,000 incentive stock options to the principals of Contact Financial, exercisable at a price of $0.80 for a period of two years and subject to TSX Venture Exchange rules with regard to vesting and pricing.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Arizona, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   January 2, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director